This exchange offer is made for the securities of a foreign company. It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style. In particular the financial information of OJSC Uralkali and OJSC Silvinit included herein has been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial information of U.S. companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for U.S. securities holders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since OJSC Uralkali is located in the Russian Federation, and some or all of its officers and directors may be residents of countries other than the United States. U.S. securities holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.
Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from such registration. The OJSC Uralkali Shares to be issued in connection with the Proposed Combination are not, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States and will be issued to OJSC Silvinit Shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act and in reliance on available exemptions from any state law registration requirements. The securities of OJSC Uralkali and OJSC Silvinit have not been, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States.
20 December 2010
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA OR JAPAN, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF
RECOMMENDED COMBINATION
of
OJSC URALKALI
and
OJSC SILVINIT
The Board of Directors of OJSC Uralkali (“Uralkali” or the “Company”) announce the proposed combination of Uralkali with OJSC Silvinit (“Silvinit”), creating a leader in the global potash market.
The proposed combination (the “Proposed Combination”) will be effected through the acquisition of 1,565,151 Silvinit ordinary shares, representing approximately 20 per cent. of its ordinary share capital, for US$894.5 per ordinary Silvinit share, or a total cash consideration of US$1.4 billion (the “Proposed Acquisition”), and implementation of a statutory merger of Uralkali and Silvinit, through the issuance of Uralkali ordinary shares for the remaining ordinary and preferred share capital of

Silvinit (the “Proposed Merger”). In the Proposed Merger, Silvinit will cease to exist and Silvinit shareholders, other than Uralkali, will receive 133.4 Uralkali ordinary shares for each 1 ordinary share in Silvinit and 51.8 Uralkali ordinary shares for each 1 preferred share in Silvinit.
Uralkali will be the surviving entity following the Proposed Combination, with its ordinary shares traded on the RTS and MICEX exchanges in Moscow and its global depositary receipts (with each depositary receipt representing five ordinary shares) (“GDRs”) traded on the London Stock Exchange.
The Board of Uralkali has recommended the Proposed Combination by means of a nil premium merger and determined the exchange ratio taking into account independent appraisals. The ordinary share and preferred share exchange ratio for Silvinit shareholders ensures that the Proposed Combination is in the interests of the shareholders of both companies. The Proposed Combination, if completed, is expected to be accretive to Uralkali shareholders in the first full year of consolidation of the two companies.1
The market capitalisation of the Combined Group, based on the closing prices on 17 December 2010 of the ordinary shares of Uralkali and the ordinary and preferred shares of Silvinit, was US$23.9 billion.
The Proposed Combination will create one of the world’s leading potash companies, a leading global fertilizer producer and one of Russia’s leading mineral resource companies. The Proposed Combination of Uralkali and Silvinit (the “Combined Group”) will:
•	create one of the largest potash companies worldwide, with leading levels of production and production capacity;

•	have a cost structure that is amongst the lowest in the potash industry;

•	have a global sales reach, with 84 per cent. of its combined 1H 2010 sales going to export markets, including such fast developing economies as Brazil, India, China and Southeast Asia; and

•	have a cost and capital structure that will enable it to compete vigorously and take advantage of the expected growth in demand from the positive underlying dynamics of the potash market.
In addition, the Combined Group will own an attractive portfolio of development opportunities, including existing brownfield and greenfield development projects, to sustain its organic long-term growth. The Combined Group will have a sound capital structure to support its growth strategy, continue to be a strong reliable partner for its customers and provide a stable environment for its employees and other stakeholders.
The Uralkali Board expects that the Proposed Combination will lead to significant synergies, including, among other things, operational and transportation efficiencies, reductions in SG&A, and integrated development of the asset base.

At a meeting held on 20 December 2010, the Uralkali Board called an Extraordinary General Meeting of its shareholders, scheduled for 4 February 2011, to consider the Proposed Acquisition, the Proposed Merger and related matters. The Uralkali Board has recommended that Uralkali Shareholders vote in favour of the Proposed Acquisition and the Proposed Merger. The Proposed Merger also requires the approval of Silvinit’s shareholders, and an Extraordinary General Meeting of Silvinit’s shareholders is scheduled for 4 February 2011 to consider the Proposed Merger. At a meeting held on 20 December 2010, the Board of Directors of Silvinit recommended that Silvinit’s shareholders vote in favour of the Proposed Merger.
On 20 December 2010, VTB Capital plc rendered its opinion to the Board of Directors of Uralkali that, as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the cash consideration paid in the Proposed Acquisition, and the ordinary share exchange ratio and preferred share exchange ratio used in the Proposed Merger, were fair from a financial point of view to Uralkali and its shareholders.
Commenting on the Proposed Combination, Pavel Grachev, Chief Executive Officer and member of the Board of Directors of Uralkali, said:
“In announcing this transaction today, the Uralkali Board believes that it has taken a critical step towards the creation of a leader in the global potash sector and that the Combined Group will benefit from the opportunities that will arise in this highly dynamic industry. By combining the assets of two leading regional businesses which have a natural strategic fit, the Uralkali Board believes that the long term benefits for shareholders and customers will be considerable and that Uralkali shareholders should vote in favour of the Proposed Combination.”
Commenting on the Proposed Combination, Vladislav Baumgertner, Chief Executive Officer and member of the Board of Directors of Silvinit, said:
“The Board of Silvinit recognizes the strong rationale for the merger of these two complementary businesses, and believes that the combined entity, positioned as one of the world’s leading potash companies, will provide a platform for long term growth, which will be beneficial for shareholders, customers, employees and other stakeholders. The Board recommends that Silvinit shareholders vote in favour of the Proposed Merger”.
Transaction Highlights
The Proposed Combination
•	In the Proposed Acquisition, Uralkali will acquire 1,565,151 Silvinit ordinary shares, representing approximately 20 per cent. of its ordinary share capital, at a price of US$894.5 per ordinary share, with the acquisition expected to be completed by the end of February 2011.

•	Following the Proposed Acquisition, Uralkali will implement a statutory merger of Silvinit into Uralkali, which is expected to be completed by the end of the second quarter 2011, with Uralkali being the surviving entity.

•	In the Proposed Merger, Silvinit will cease to exist and Silvinit shareholders, other than Uralkali, will receive 133.4 Uralkali ordinary shares for each 1 ordinary share in Silvinit and 51.8 Uralkali ordinary shares for each 1 preferred share in Silvinit.

•	Shares of Silvinit acquired by Uralkali in the Proposed Acquisition will be cancelled upon completion of the Proposed Merger, and Uralkali will not receive any merger consideration in respect of such shares as a result of the Proposed Merger.
The Combined Group and Transaction Rationale
•	The Proposed Combination will create one of the world’s leading potash companies, a leading global fertilizer producer and one of Russia’s leading mineral resource companies:
•	One of the largest potash companies worldwide, with leading levels of production and production capacity

•	A global sales reach, with 84 per cent. of its combined 1H 2010 sales going to export markets, of which 75 per cent. was exported to Brazil, India, China and Southeast Asia

•	A blue-chip stock, with the market capitalisation of the Combined Group, based on the closing price on 17 December 2010 of the ordinary shares of Uralkali and the ordinary and preferred shares of Silvinit, of US$23.9 billion, placing it amongst the largest mining companies in Russia
•	The Combined Group will have a low cost structure, with cash costs amongst the lowest in the potash industry worldwide

•	The Combined Group will have a unique asset fit:
•	Uralkali’s and Silvinit’s mining and processing operations are in close proximity to each other, enabling them to achieve sizeable operational efficiencies

•	The Combined Group will own an attractive portfolio of development opportunities to sustain organic long-term growth, including existing brownfield development projects at BKPRU-4 (Uralkali) and SKRU-3 (Silvinit) and greenfield projects at the Ust-Yayvinsky deposit (Uralkali) and Polovodovsky deposit (Silvinit)
•	The Proposed Combination is expected to lead to significant cost synergies, unlocking value for shareholders through operational and transportation efficiencies, reductions in SG&A and integrated development of brownfield and greenfield projects

•	Potash industry fundamentals are strong, with excellent prospects for demand growth
Steps to Completion

•	Completion of the Proposed Combination is expected by the end of the second quarter 2011

•	The Proposed Acquisition is subject to Uralkali shareholder approval of the Proposed Acquisition and receipt of any required financing to pay for the Proposed Acquisition. The Proposed Merger is subject to Uralkali and Silvinit shareholder approval of the Proposed Merger and receipt of government and regulatory approvals
The Proposed Combination
The Proposed Combination will be effected through the Proposed Acquisition and Proposed Merger.
In the Proposed Acquisition, Uralkali will acquire 1,565,151 Silvinit ordinary shares, representing approximately 20 per cent. of its ordinary share capital, from Otkritie Securities Limited, for US$894.5 per ordinary Silvinit share, or a total cash consideration of US$1.4 billion. In order to consummate the Proposed Acquisition, Uralkali is considering a number of financing alternatives, including a new Rouble-denominated bond issuance, bank financing and available cash funds. The Proposed Acquisition, which is conditional on Uralkali shareholder approval of the Proposed Acquisition, as well as obtaining such external financing, is expected to be completed by the end of February 2011.
The Proposed Merger entails a statutory merger of Silvinit into Uralkali. Upon completion of the merger, Silvinit will cease to exist and its shares will be cancelled, and Silvinit shareholders, other than Uralkali, will receive 133.4 Uralkali ordinary shares for each 1 ordinary share in Silvinit and 51.8 Uralkali ordinary shares for each 1 preferred share in Silvinit. Newly issued Uralkali shares distributed to shareholders of Silvinit will not be transferable until the registration of the results of such distribution with the Russian Federal Service for Financial Markets (“FSFM”), which is expected to occur within 3-4 weeks after completion of the Proposed Merger. The Silvinit Shares acquired by Uralkali in the Proposed Acquisition will be cancelled in the Proposed Merger, and Uralkali will not receive any merger consideration in respect of such shares as a result of the Proposed Merger.
Uralkali will be the surviving entity following the Proposed Combination, with its ordinary shares traded on the RTS and MICEX exchanges in Moscow and its GDRs traded on the London Stock Exchange.
The Combined Group
The combination of Uralkali and Silvinit will create a leader in the global potash market. The Combined Group will be a leading global producer of potash (based on 1H 2010 and 2009 production volumes) and one of the largest potash companies worldwide in terms of production capacity (based on production capacity as of 30 June 2010 and 31 December 2009). In 2009 the Combined Group’s production and production capacity was 6.1 million and 10.6 million tonnes of potassium chloride (KCl), respectively.

The Combined Group will have a global sales reach, with 84 per cent. of its combined 1H 2010 sales volumes going to export markets, including such fast developing economies as Brazil, India, China and Southeast Asia. The following table shows the markets for the Combined Group’s sales for 2009 and the first half of 2010, based on each company’s sales volumes of KCl for that period.

	Uralkali		Silvinit
	2009	1H 2010	2009	1H 2010
	(thousand tonnes KCl)
Export
Brazil	413	159	305	155
Europe	260	339	59	228
India	516	520	1,383	235
China	115	524	324	541
United States	291	323	—	91
Southeast Asia	194	465	491	645
Other	106	57	19	36
Total Export	1,895	2,388	2,581	1,933

Russia	602	315	972	526

Total	2,497	2,703	3,553	2,459
Uralkali exports its products primarily through Belarusian Potash Company (BPC). Silvinit’s principal trading agents are International Potash Company (IPC) and Agrifert S.A. Following the Proposed Combination, Uralkali will continue to pursue opportunities to optimize its sales and marketing structure.
Management of the Combined Group
Until completion of the Proposed Merger, the Uralkali and Silvinit management teams will continue to manage the operations of their respective companies. Following completion of the Proposed Combination, the Uralkali Board intends to combine the highly experienced operational, financial and functional professionals that comprise the senior management teams of both Uralkali and Silvinit to create an executive management team with a complementary skill set that is best positioned to lead the Combined Group in the future. The Uralkali Board will continue until the next annual meeting of shareholders, which is required to be held by 30 June 2011, at which time a new Board will be elected.
Strategy
The strategy of the Combined Group will be focused on:
•	The creation of the world’s premier potash company by leveraging the operational and financial strength of the Combined Group

•	Driving organic growth through a value accretive investment program, to include exploitation of brownfield projects and greenfield development opportunities in the Combined Group’s portfolio

•	Pursuing improvements in operational efficiency to maintain and enhance the Combined Group’s competitive cost position and profitability

•	Optimizing sales and marketing channels

•	Realizing the considerable synergy potential that exists through the Proposed Combination in an expedited timeframe to increase shareholder value

•	Delivering value whilst operating in a socially responsible manner and positioning the Combined Group as the employer of choice in the Russian mining industry

•	Continued commitment to ongoing enhancements to Uralkali’s leading corporate governance standards
Capital Structure and Dividend Policy
Following completion of the Proposed Merger, the Combined Group will focus on maintaining a robust capital structure and will strive to keep an appropriate balance between operational cash flows, capital expenditures and dividend payouts, with an overall goal of reducing its net debt to a range of 1.0x — 2.0x of LTM EBITDA over the medium term.
The Combined Group intends to have a dividend policy with a dividend payout of no less than 15 per cent. of IFRS net income. Uralkali has historically paid a dividend to shareholders in excess of the level prescribed by Uralkali’s dividend policy.
Significant Synergy Potential
Uralkali believes that the Proposed Combination will deliver significant synergies for all shareholders. The two companies enjoy an exceptionally close asset alignment, having operated as one company until 1983, and reuniting them provides a unique opportunity to unlock value. Based on Uralkali’s preliminary analysis, the Company anticipates that the core synergies from the Proposed Merger will be approximately US$100 million per annum (net of realisation costs) by 2013.
The key elements of the estimated synergies that have been identified and quantified to date include:
•	Operational efficiencies: approximately US$55 million per annum in operational synergies, including the optimisation of operations that are located closely with each other. This includes an estimated US$35 million of savings generated from procurement improvements associated with greater economies of scale, and increasing efficiency of technology and repairs functions through sharing and harmonizing best practices of the respective companies. The transaction also is anticipated to result in approximately US$20 million per annum savings in maintenance investments and a one-time cash release of up to US$10 million due to a reduction in spare parts inventory.

•	SG&A improvements: approximately US$25 million per annum in synergies through the combination of corporate functions, elimination of duplicative overhead costs and streamlining divisional functions and offices.

•	Transportation efficiencies: approximately US$20 million per annum in synergies through the redirecting of Silvinit’s transportation routes through the “Baltic Balkerniy Terminal” owned by Uralkali, more effective usage of the existing rolling stock owned by the two companies, and potential decrease of ship chartering costs.
Uralkali also believes that an integrated approach to the Ust-Yayvinsky (Uralkali) and Polovodovsky (Silvinit) deposits would result in benefits to the development of these world-class greenfield projects, which are currently not quantified.
In addition to these costs synergies, Uralkali has identified a number of other areas of potential synergies in the medium and longer term, including significant financial synergies, as well as longer-term expansion project synergies. Following completion of the Proposed Combination, management of the Combined Group will further review the synergy potential created through the Proposed Combination, which is expected to result in additional synergies being identified.
The Potash Industry
Following a strong global recovery in the demand for potash, the investment and financial rationale for the industry remains highly compelling.
Global demand for potash is growing, driven by a number of factors including:
•	A rapidly increasing global population and a decreasing area of arable land per capita

•	Increasing wealth in developing countries, driving higher protein diets

•	Increasing biofuel consumption, driving increased crop production
At the same time, the supply of potash is limited by the following factors:
•	Relative mineral scarcity with few high quality ore deposits, with proven resources of potash being largely located in Canada and Russia

•	Few major producers and limited product substitution

•	Relatively high capex requirements and relatively long lead times for new development projects
Steps to Completion
The Proposed Acquisition is subject to Uralkali shareholder approval of the Proposed Acquisition and receipt of any required financing to pay for the Proposed Acquisition. The Proposed Merger is subject to Uralkali and Silvinit shareholder approval of the

Proposed Merger and receipt of government and regulatory approvals. For the avoidance of doubt, the completion of the Proposed Merger is not conditional on the completion of the Proposed Acquisition.
An Extraordinary General Meeting of Uralkali Shareholders is scheduled for 4 February 2011 to consider the Proposed Merger, the Proposed Acquisition and financing for the Proposed Acquisition. Adoption of these proposals require the affirmative vote by holders of at least three-quarters of Uralkali shares attending the EGM. The Uralkali Board recommends that Uralkali Shareholders vote in favour of the Proposed Merger and the Proposed Acquisition and the other resolutions submitted to the Extraordinary General Meeting.
The Proposed Merger also requires the approval of Silvinit’s shareholders, and an Extraordinary General Meeting of Silvinit’s shareholders is scheduled for 4 February 2011 to consider the Proposed Merger. The Proposed Merger requires the affirmative vote by holders of at least three-quarters of Silvinit Shares attending the EGM, with holders of ordinary and preferred shares voting as a single class. The Silvinit Board recommends that Silvinit’s shareholders vote in favour of the Proposed Merger and the other resolutions submitted to the Extraordinary General Meeting.
Irrevocable undertakings have been obtained from holders of Uralkali Shares representing, in aggregate, approximately 53 per cent. of Uralkali’s ordinary shares, and from holders of Silvinit ordinary shares representing, in aggregate, approximately 67 per cent. of Silvinit ordinary shares (approximately 50 per cent. of Silvinit’s total share capital), to vote in favour of the resolutions submitted at the Uralkali and Silvinit Extraordinary General Meetings. In addition, holders of Uralkali Shares representing, in aggregate, approximately 53 per cent. of Uralkali’s ordinary shares, and holders of Silvinit Shares representing, in aggregate, approximately 67 per cent. of Silvinit ordinary shares, have undertaken not to transfer their Silvinit ordinary shares and Uralkali ordinary shares (including shares received in the Proposed Merger) from the date of execution of the undertaking until 180 days following completion of the Proposed Merger, subject to certain exceptions, including transfers in privately negotiated transactions, provided that the transferee of such shares shall have entered into a lock-up deed on the same terms and conditions.
Holders of Uralkali Shares that are entitled to vote at the Extraordinary General Meeting of Uralkali and, subject to compliance with applicable law, holders of Uralkali GDRs that are entitled to deliver voting instructions to The Bank of New York Mellon, the depositary under Uralkali’s GDR program, and in each case that either vote against or abstain from voting on any of the proposals submitted to the meeting to approve the Proposed Merger, the Proposed Acquisition or the financing of the Proposed Acquisition, may submit for redemption their Uralkali Shares (including those represented by Uralkali GDRs) within the specified period set forth by applicable Russian law if such proposal is approved. The redemption price has been set by the Board of Directors of Uralkali at RUB 203.37 per Uralkali ordinary share, based on the market price as determined by an independent appraiser. Under Russian law, Uralkali may use no more than 10 per cent. of its net assets, determined as of the date of the Extraordinary General Meeting, to redeem its shares. If the number of shares covered by redemption requests exceed the number of shares that can be redeemed under this 10 per cent. limit, the number of shares redeemed from each shareholder will be determined on a pro rata basis, based on the number of shares submitted for redemption by each shareholder. Procedures for exercising these redemption rights by holders of Uralkali Shares (including those represented by Uralkali GDRs) will be provided in the notices of Extraordinary General Meeting expected to be published in the Russian newspapers “Kommersant” and “Salt of the Earth” on or prior to 29 December 2010 and a Redemption Rights notice to be distributed to the Uralkali GDR holders by The Bank of New York Mellon after the Extraordinary General Meeting.
Similar redemption rights will apply to holders of Silvinit Shares who either vote against or abstain from voting on the Proposed Merger. Procedures for exercising these redemption rights by holders of Silvinit Shares will be provided in the notices of Extraordinary General Meeting expected to be published in the Russian newspaper “Star” on or prior to 29 December 2010 and distributed to Silvinit shareholders through registered mail, as provided in Silvinit’s charter. The redemption of any Uralkali and Silvinit Shares is expected to be financed through a combination of internal and external financing.
Under Russian law, the approval of the Proposed Merger allows creditors of Uralkali to accelerate Company obligations owed to them. Uralkali does not believe that any such acceleration would have a material adverse effect on the Company.
The Proposed Combination is subject to approval from the Russian Federal Anti-Monopoly Service (“FAS”) and antitrust and merger control approvals in other jurisdictions. Uralkali retains the right to proceed with the Proposed Combination if one or more of the conditions to completing the Proposed Combination described in this announcement, including the receipt of any governmental or regulatory approval, has not been satisfied, and to take such actions as may be requested or required by any governmental or regulatory body or otherwise to obtain any such approval.
Completion of the Proposed Combination is expected by the end of the second quarter 2011.
As the Proposed Combination, if completed, would be classified as a reverse takeover of Uralkali under the Listing Rules of the UK Listing Authority, Uralkali will be required to apply for a new admission of GDRs to the Official List of the UKLA and to trading on the regulated market of the International Order Book of the London Stock Exchange. The eligibility of the enlarged Uralkali to be admitted to the Official List has not yet been agreed with the UK Listing Authority, although an application regarding the eligibility of the combined Uralkali and Silvinit will be made in due course.
Additional information
Additional information on the Proposed Combination can be found in the appendices to this announcement:
Appendix I: Expected Timing of Principal Events
Appendix II: Defined Terms
The appendices form part of this announcement and must be read in conjunction with this section.

In the Proposed Merger, as presented in accordance with Russian law, the ordinary share exchange ratio will be 1 Uralkali ordinary share for each 0.007495 ordinary share in Silvinit, and the preferred share exchange ratio will be 1 Uralkali ordinary share for each 0.019297 preferred share in Silvinit. The ordinary share and preferred share exchange ratios presented in this announcement have been computed as the inverse of the statutory exchange coefficients with subsequent rounding to the first digit.
The market capitalisation of the Combined Group set forth in this announcement has been calculated using the closing price on 17 December 2010 of the ordinary shares of Uralkali on MICEX, the ordinary shares of Silvinit on MICEX and the preferred shares of Silvinit on the RTS Board over-the-counter market, and the RUB/US$ exchange rate, as established by the Central Bank of Russia on 17 December 2010, of RUB 30.7528 per US$1.
For more information on Silvinit, please see Uralkali’s announcement issued on 17 December 2010.
VTB Capital Plc and Goldman Sachs International and Goldman Sachs (Russia) are acting as financial advisors and Debevoise & Plimpton LLP is acting as legal counsel to Uralkali. The Board of Directors of Silvinit has received certain financial advice from Merrill Lynch International and OOO Merrill Lynch Securities (together and each individually, “Merrill Lynch”).
Enquiries:
Investor Relations
Anna Batarina, CFA
Vice President, Investor Relations, Uralkali
Tel.: +7 (495) 730 2371
E-mail: anna.batarina@msc.uralkali.com
Media Relations
Alexey Sotskov
Head of Media Relations, Uralkali
Tel.: +7 (495) 730 2373
E-mail: alexey.sotskov@msc.uralkali.com
Brian Cattell / James Devas
Maitland Communications
Tel: +44 (20) 7379 5151
E-mail: bcattell@maitland.co.uk
Financial Advisors

Alexander Metherell / Andrew Hollins / Giles Coffey
VTB Capital plc
Tel: +44 (20) 3334 8000
Mark Sorrell / Tav Morgan / Konstantin Koudriaev
Goldman Sachs International / Goldman Sachs (Russia)
Tel: +44 (20) 7774 1000 / +7 (495) 645 4000

(1)	These statements do not constitute a profit forecast and should not be interpreted to mean that the earnings per share in any financial period will necessarily match or be greater than those for the relevant preceding period.

IMPORTANT NOTICES
General
This announcement is not intended to, and does not constitute, or form part of, an offer to sell or an invitation to purchase, exchange or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document.
VTB Capital Plc (“VTB Capital”) and Goldman Sachs International, each of which is authorised and regulated in the United Kingdom by the Financial Services Authority, as well as Goldman Sachs (Russia) (together with Goldman Sachs International, “Goldman Sachs”), are acting exclusively for Uralkali and no one else in connection with the Proposed Combination and will not be responsible to anyone other than Uralkali for providing the protections afforded to their respective clients, nor for providing advice in relation to the Proposed Combination, the contents of this announcement or any other matter referred to herein.
VTB Capital and its affiliates have had, may continue to have and may continue to seek to have, commercial or investment banking relationships with the principal parties to the transaction and their respective affiliates and, subject to the respective information barriers and relevant compliance and regulatory procedures, may actively hold debt and equity securities and other instruments for its own account or for the accounts of its customers.
Merrill Lynch is acting exclusively for Silvinit in connection with the Proposed Combination and for no one else and will not be responsible to anyone other than Silvinit for providing the protections afforded to its clients or for providing advice in relation to the Proposed Combination.
Uralkali will make public disclosure via the RNS of the London Stock Exchange of any developments concerning Silvinit without delay that would be required to be released under the UK Disclosure and Transparency Rules if GDRs of the Combined Group were admitted to trading on the regulated market of the International Order Book of the London Stock Exchange.
Overseas jurisdictions
The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England. Except as required by applicable law, copies of this announcement are not being, and may not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving this announcement should observe these restrictions and should not send or distribute documents in or into any Restricted Jurisdiction.

Notice to U.S. investors
It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style. In particular the financial information of Uralkali and Silvinit included herein has been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial information of U.S. companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for U.S. securities holders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Uralkali is located in the Russian Federation, and some or all of its officers and directors may be residents of countries other than the United States. U.S. securities holders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.
Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from such registration. The Uralkali Shares to be issued in connection with the Proposed Combination are not, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States and will be issued to Silvinit Shareholders in the United States in reliance on the exemption from registration provided by Rule 802 under the Securities Act and in reliance on available exemptions from any state law registration requirements. The securities of Uralkali and Silvinit have not been, and will not be, registered under the Securities Act or under the securities laws of any jurisdiction of the United States.
No profit forecast
Nothing in this announcement is intended to be, or is to be construed as, a profit forecast or to be interpreted to mean that earnings per Uralkali Share, Uralkali GDR, or Silvinit Share for the current or future financial years, or those of either Uralkali or Silvinit, will necessarily match or exceed the historically published earnings per Uralkali Share, Uralkali GDR or Silvinit Share.
Forward looking statements
This announcement, including any information included or incorporated by reference, may contain “forward-looking statements” concerning Uralkali and Silvinit. Generally, the words “will”, “may”, “should”, “could”, “would”, “can”, “continue”, “opportunity”, “believes”, “expects”, “intends”, “anticipates”, “estimates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Uralkali and Silvinit operations and potential synergies resulting from the Proposed Combination; and (iii) the effects of government regulation on the businesses of Uralkali and Silvinit. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. Each of Uralkali and Silvinit assumes no obligation in respect of, and does not intend to update, these forward-looking statements, except as required pursuant to applicable law and as set out under “General” above.

Appendix I
Expected Timing of Principal Events
The following timetable identifies the key dates for the implementation of the Proposed Combination. The dates shown in this table are indicative only and are subject to change.

DAY	EVENT

20 December 2010	The Boards of Directors of Uralkali and Silvinit call Extraordinary General Meetings of their shareholders to consider the Proposed Combination.

Record date for shareholders of Uralkali and Silvinit for participation in the Extraordinary General Meetings.

4 February 2011	Extraordinary General Meetings of shareholders of Uralkali and Silvinit to consider the Proposed Combination.

By 28 February 2011	Completion of the Proposed Acquisition; Uralkali acquires an approximate 20 per cent. interest in the ordinary share capital of Silvinit.

22 March 2011	Deadline for submission of requests from the redeeming shareholders of Uralkali and Silvinit who voted against or did not vote on the Proposed Merger, the Proposed Acquisition or the issuance of Russian bonds required to finance the Proposed Acquisition and wishing to surrender their shares in Uralkali and Silvinit for redemption.

The Bank of New York Mellon, as depositary under the GDR programme, may establish an earlier deadline for holders of GDRs to submit redemption requests.

24 April 2011	Final date for Uralkali and Silvinit to redeem shares surrendered by dissenting and non-voting shareholders and holders of GDRs.

Early May 2011	Registration of the Proposed Merger by the Russian state authorities.

Proposed Combination completed. Silvinit ceases to exist; Uralkali shares distributed to Silvinit shareholders.

Uralkali GDRs admitted to trading on the regulated market of the International Order Book of the London Stock Exchange.

Appendix II
Defined Terms

Term or expression	Meaning

Combined Group	The enlarged group that will exist following completion of the Proposed Combination

FAS	Russian Federal Anti-Monopoly Service

FSFM	Russian Federal Service for Financial Markets

GDRs	Global depositary receipts, with each depositary receipt representing an interest in five Uralkali Shares

London Stock Exchange	The London Stock Exchange plc

Proposed Acquisition	The proposed acquisition of 1,565,151 Silvinit ordinary shares, representing approximately 20 per cent. of the ordinary share capital of Silvinit

Proposed Combination	The proposed combination of Uralkali and Silvinit to be implemented by the Proposed Acquisition and the Proposed Merger

Proposed Merger	The proposed statutory merger of Silvinit into Uralkali, with Uralkali being the surviving entity

Restricted Jurisdiction	Any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Proposed Combination is sent or made available to Silvinit Shareholders in such jurisdiction

SG&A	Selling, general and administrative expenses

Silvinit	OJSC Silvinit

Silvinit Ordinary Shares	The ordinary shares of Silvinit, each with a nominal value of 50 roubles

Silvinit Preferred Shares	The preferred shares of Silvinit, each with a nominal value of 50 roubles

Silvinit Shares	Silvinit Ordinary Shares or Silvinit Preferred Shares

Uralkali Shareholders	Holders of Uralkali Ordinary Shares

UKLA	The United Kingdom Listing Authority, a division of the Financial Services Authority, in its capacity as the competent authority under Part VI of the Financial Services and Markets Act 2000

Uralkali	OJSC Uralkali

Term or expression	Meaning

Uralkali Shares	The ordinary shares of Uralkali, each with a nominal value of rouble 0.50